SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No.    )*

                      DOLLAR GENERAL CORPORATION
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)

                              256669 10 2
                            (CUSIP Number)

Check the following box if a fee is being paid with this statement _X___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               CUSIP No.  256669 10 2    13G

1.   NAME OF REPORTING PERSON - 1980 Turner Children Trust
     I.R.S. IDENTIFICATION NO.: 61-6138259

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)____ (b) ____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     10,085,887 See Note 1.

6.   SHARED VOTING POWER

7.   SOLE DISPOSITIVE POWER

     10,085,887 See Note 1.

8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,085,887 See Note 1.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:  X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.8%

12.  TYPE OF REPORTING PERSON

                         SCHEDULE 13G

Item 1(a)         Name of Issuer:          Dollar General Corporation

Item 1(b)         Address of Issuer's      104 Woodmont Blvd.
                  Principal Executive      Suite 500
                  Offices:                 Nashville, TN  37205

Item 2(a)         Name of Person Filing:   1980 Turner Children Trust
                                           104 Woodmont Blvd.,
                                           Suite 500
                                           Nashville, TN  37205

Item 2(b)         Address of Principal     104 Woodmont Blvd.,
                  Business Office:         Suite 500
                                           Nashville, TN  37205

Item 2(c)         Citizenship:             United States of America

Item 2(d)         Title of Class           Common Stock,$.50 par
                  of Securities:           Value (the "Shares")

Item 2(e)         CUSIP Number:            256669-10-2

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 Not applicable.

Item 4            Ownership:

 (a)              Amount Beneficially Owned: 10,085,887 See Note 1.

 (b)              Percent of Class:  14.8% See Note 1.

 (c)              Number of Shares As to Which Such Person Has:

                        (i)    sole power to vote or direct the vote:
                               10,085,887 See Note 1.
                        (ii)   shared power to vote or
                               direct the vote:
                        (iii)  sole power to dispose or to
                               direct the disposition of:
                               10,085,887 See Note 1.
                        (iv) shared power to dispose or to direct the disposition of:

Item 5            Ownership of Five Percent or Less of a Class:
                  Not applicable

Item 6 Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7            Identification and Classification of Members of the
                  Group: Not applicable.

Item 8            Identification and Classification of Members of the
                  Group: Not applicable.

Item 9            Notice of Dissolution of Group: Not applicable

Item 10           Certification: Not applicable

                  Note 1: The Company's Common Stock is the only equity security registered pursuant to Section 12 of the Securities
Exchange Act of 1934, as amended. However, in addition to the shares of Common Stock reflected, the Company has a second class of equity securities issued and authorized as the Series A Junior Convertible Preferred Stock, no par value (the "Series A Preferred Stock"). The Series A Preferred Stock is (i) convertible into
Common Stock pursuant to the terms and conditions set forth in the Restated Articles of Incorporation and (ii) is voted (on an as converted basis) with the Common Stock on all matters presented to the holders of Common Stock. As originally issued, each share of Series A Preferred Stock had five votes when voted with the Common Stock, subject to the 5 for 4 stock split in March, 1995, each share currently has
6.25 votes per share.  The 1980 Turner Children Trust owns
1,613,742 shares of the Series A Preferred Stock.  Cal Turner, Jr.
and James Stephen Turner serve as Co-Trustees of the 1980 Turner Children Trust and in such capacities share voting and dispositive power for the benefit of the trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1980 Turner Children Trust

By: s:/Hurley Calister Turner, Jr.                 February 13, 1996